FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 29, 2014

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the half year ended 30 June 2014

National Westminster Bank Plc (‘NatWest’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’, the ‘Royal Bank’ or ‘RBS plc’) and its ultimate holding company is The Royal Bank of Scotland Group plc (the ‘ultimate holding company’ or RBSG). The ‘Group’ or ‘NatWest Group’ comprises NatWest and its subsidiary and associated undertakings. ‘RBS Group’ or ‘RBS’ comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating profit/(loss)
Operating profit before tax was £817 million compared with a loss of £333 million in the first half of 2013. The increase was due to a significant reduction in impairment losses and lower operating expenses, partially offset by a decline in total income.

Net interest income
Net interest income increased by £253 million, 13% to £2,198 million as a result of improved margins across all businesses. The increase was driven by deposit repricing initiatives across a number of businesses. The benefit of reduced funding costs outweighed lower yields on assets.

Non-interest income
Non-interest income decreased by £296 million, 16% to £1,568 million compared with £1,864 million in the first half of 2013, primarily due to the non-repeat of gain on redemption of own debt (£239 million) and lower income from trading activities (£102 million).

Operating expenses
Operating expenses decreased by £163 million, 6% to £2,769 million from £2,932 million in the first half of 2013 primarily due to the non-repeat of costs relating to pensions misselling, partially offset by higher litigation and conduct costs. Provisions of £88 million (H1 2013 - £115 million) for Payment Protection Insurance redress and £89 million (H1 2013 - nil) relating to interest rate hedging product redress were booked during the period. H1 2013 included provisions for other regulatory and legal actions of £16 million.

Impairment losses
Impairment losses decreased by £1,030 million to £180 million compared with £1,210 million in the first half of 2013, due to improvements in bad debt flows primarily reflecting improving credit conditions, as well as latent provision releases across all businesses.

Capital ratios
Capital ratios at 30 June 2014 were 10.1% (CET1), 11.1% (Tier 1) and 16.8% (Total) compared with 10.6% (CT1), 11.5% (Tier 1) and 16.6% (Total) at the year end on a Basel 2.5 basis. Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:
Risk-weighted assets by risk	30 June 2014 £bn	31 December 2013 £bn

Credit risk
- non-counterparty	89.4	94.6
- counterparty	2.3	2.8
Market risk	10.4	7.0
Operational risk	11.3	12.9

	113.4	117.3

Note:
(1)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Condensed consolidated income statement
for the half year ended 30 June 2014

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Interest receivable	3,237	3,782
Interest payable	(1,039)	(1,837)

Net interest income	2,198	1,945

Fees and commissions receivable	1,251	1,296
Fees and commissions payable	(243)	(250)
Income from trading activities	334	436
Gain on redemption of own debt	-	239
Other operating income	226	143

Non-interest income	1,568	1,864

Total income	3,766	3,809
Operating expenses	(2,769)	(2,932)

Profit before impairment losses	997	877
Impairment losses	(180)	(1,210)

Operating profit/(loss) before tax	817	(333)
Tax charge	(246)	(129)

Profit/(loss) attributable to ordinary shareholders	571	(462)
Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2014

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Profit/(loss) for the period	571	(462)

Items that qualify for reclassification
Available-for-sale financial assets	(28)	30
Cash flow hedges	2	3
Currency translation	(254)	554
Income tax on items that do qualify for reclassification	7	(8)

Other comprehensive (loss)/income after tax	(273)	579

Total comprehensive income for the period	298	117

Total comprehensive income is attributable to:
Non-controlling interests	(20)	30
Ordinary shareholders	318	87

	298	117
Condensed consolidated balance sheet
at 30 June 2014

	30 June	31 December
	2014	2013
	£m	£m

Assets
Cash and balances at central banks	2,127	2,493
Amounts due from holding company and fellow subsidiaries	118,713	127,484
Other loans and advances to banks	12,631	9,367
Loans and advances to banks	131,344	136,851
Amounts due from fellow subsidiaries	3,663	1,967
Other loans and advances to customers	174,370	175,321
Loans and advances to customers	178,033	177,288
Debt securities	16,294	22,928
Equity shares	898	923
Settlement balances	6,100	3,241
Amounts due from holding company and fellow subsidiaries	1,792	1,931
Other derivatives	1,342	1,586
Derivatives	3,134	3,517
Intangible assets	879	797
Property, plant and equipment	1,523	1,754
Deferred tax	2,050	2,253
Prepayments, accrued income and other assets	1,535	1,415

Total assets	343,917	353,460

Liabilities
Amounts due to holding company and fellow subsidiaries	23,797	24,526
Other deposits by banks	11,123	11,388
Deposits by banks	34,920	35,914
Amounts due to fellow subsidiaries	20,187	21,881
Other customer accounts	234,023	245,991
Customer accounts	254,210	267,872
Debt securities in issue	2,053	2,111
Settlement balances	5,562	4,027
Short positions	11,595	8,254
Amounts due to holding company and fellow subsidiaries	3,053	3,526
Other derivatives	317	552
Derivatives	3,370	4,078
Accruals, deferred income and other liabilities	6,313	6,550
Retirement benefit liabilities	2,530	2,976
Amounts due to holding company	5,658	5,700
Other subordinated liabilities	1,759	1,828
Subordinated liabilities	7,417	7,528

Total liabilities	327,970	339,310

Equity
Non-controlling interests	1,258	1,278
Owners’ equity
Called up share capital	1,678	1,678
Reserves	13,011	11,194

Total equity	15,947	14,150

Total liabilities and equity	343,917	353,460
Condensed consolidated balance sheet
at 30 June 2014

Key points
•	Total assets decreased by £9.5 billion to £343.9 billion due to reductions in lending to the holding company and holdings of debt securities in the trading book.

•	Loans and advances to banks decreased by £5.5 billion due to reduced placements with the holding company and fellow subsidiaries.

•	Net loans and advances to customers increased by £0.7 billion, due to growth in amounts due from fellow subsidiaries.

•	Customer accounts decreased by £13.7 billion to £254.2 billion mainly as a result of a reduction in repos in Corporate & Institutional Banking.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2014

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Called-up share capital
At beginning and end of period	1,678	1,678

Share premium account
At beginning and end of period	2,225	2,225

Available-for-sale reserve
At beginning of period	55	21
Unrealised gains	17	29
Realised (gains)/losses	(45)	1
Tax	7	(7)

At end of period	34	44

Cash flow hedging reserve
At beginning of period	(6)	(10)
Amount transferred from equity to earnings	2	3
Tax	-	(1)

At end of period	(4)	(8)

Foreign exchange reserve
At beginning of period	927	845
Retranslation of net assets	(252)	574
Foreign currency gains on hedges of net assets	18	(50)

At end of period	693	1,369

Capital redemption reserve
At beginning and end of period	647	647

Retained earnings
At beginning of period	7,346	11,126
Profit/(loss) attributable to ordinary and equity preference shareholders	571	(462)
Capital contribution (1)	1,500	1,070
Share-based payments - tax	(1)	(3)

At end of period	9,416	11,731

Owners’ equity at end of period	14,689	17,686

Non-controlling interests
At beginning of period	1,278	1,257
Currency translation adjustments and other movements	(20)	30

At end of period	1,258	1,287

Total equity at end of period	15,947	18,973

Note:
(1)	During the half years ended 30 June 2014 and 2013, the Group received contributions of Capital from the holding company for which no additional share capital was issued.

Condensed consolidated cash flow statement
for the half year ended 30 June 2014

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Operating activities
Operating profit/(loss) before tax	817	(333)
Adjustments for non-cash items	(1,480)	(2,674)

Net cash outflow from trading activities	(663)	(3,007)
Changes in operating assets and liabilities	(467)	4,208

Net cash flows from operating activities before tax	(1,130)	1,201
Income taxes paid	(21)	(265)

Net cash flows from operating activities	(1,151)	936

Net cash flows from investing activities	395	98

Net cash flows from financing activities	1,328	1,042

Effects of exchange rate changes on cash and cash equivalents	(1,041)	2,191

Net (decrease)/increase in cash and cash equivalents	(469)	4,267
Cash and cash equivalents at beginning of period	101,882	103,882

Cash and cash equivalents at end of period	101,413	108,149

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the 2013 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 44. A summary of the risk factors which could materially affect the Group’s future results are described on pages 47 to 49.

Having reviewed the Group’s forecasts, projections and other relevant evidence and considered the interim financial statements of The Royal Bank of Scotland Group plc for the six months ended 30 June 2014 which were prepared on a going concern basis, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2014 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group’s principal accounting policies as set out on pages 159 to 169 of the 2013 Annual Report and Accounts apart from the adoption of new and revised IFRSs that are effective from 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group’s interim financial statements.

2. Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 167 to 169 of the 2013 Annual Report and Accounts.

Recent developments in IFRS
In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. IFRS 9 is effective for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group’s financial statements.

The IASB also published:
●	in January 2014 IFRS 14 ‘Regulatory Deferral Accounts’ which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●
in May 2014 IFRS 15 ‘Revenue from Contracts with Customers’ effective from 1 January 2017 replacing IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●
in May 2014 ‘Accounting for Acquisitions of interests in Joint Operations’, an amendment to IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●
in May 2014 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ amending IAS 16 ‘Property, Plant and Equipment and IAS 38 ‘Intangible Assets’ to require any policy less prudent than straight line to be justified.

●
in August 2014 ‘Equity Method in Separate Financial Statements’ amending IAS 27 ‘Separate Financial Statements’ to permit investments in subsidiaries and associates to be measured at cost plus subsequent changes in net asset value.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Operating expenses

Payment Protection Insurance (PPI)
An additional charge of £88 million has been recognised for PPI in H1 2014 (H1 2013 - £115 million) as a result of higher customer response rates and higher average redress costs. The cumulative charge in respect of PPI is £1.8 billion, of which £1.5 billion (81%) in redress and expenses had been utilised by 30 June 2014. Of the £1.8 billion cumulative charge, £1.7 billion relates to redress and £0.1 billion to administrative expenses.
	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

At beginning of period	555	499
Charge to income statement	88	115
Utilisations	(285)	(228)

At end of period	358	386

The remaining provision provides coverage for approximately seven months for redress and administrative expenses, based on the current average monthly utilisation.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	47%	52%	+/-5	+/-32
Uphold rate (1)	89%	88%	+/-5	+/-10
Average redress	£1,741	£1,722	+/-5	+/-9

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Notes

3. Operating expenses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £89 million has been recognised in H1 2014 (H1 2013 - nil), principally reflecting the marginal increase in our redress experience compared to expectations. We have now agreed outcomes with the independent reviewer relating to over 95% of cases. A cumulative charge of £0.9 billion has been recognised, of which £0.7 billion relates to redress and £0.2 billion relates to administrative expenses.

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

At beginning of period	674	411
Charge to income statement	89	-
Utilisations	(281)	(29)

At end of period	482	382

The Group is progressing with its review of sales of IRHP and providing basic redress to all customers who are entitled to it. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. No additional charge has been booked in 2014 (H1 2013 - £16 million). Charges totalling £2,009 million were booked in 2013, primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Notes

4. Pensions
In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

5. Loan impairment provisions
Operating profit is stated after charging loan impairment losses of £180 million (H1 2013 - £1,212 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2014 from £17,972 million to £16,740 million and the movements thereon were:

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

At beginning of period	17,972	14,391
Currency translation and other adjustments	(410)	408
Amounts written-off	(931)	(825)
Recoveries of amounts previously written-off	17	23
Charge to income statement	180	1,212
Unwind of discount (recognised in interest income)	(88)	(149)

At end of period	16,740	15,060

Provisions at 30 June 2014 include £1 million in respect of loans and advances to banks (30 June 2013 - £7 million).

Notes

5. Loan impairment provisions (continued)

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

REIL decreased by £2,183 million in the half year ended 30 June 2014 to £22,881 million and the movements thereon were:

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

At beginning of period	25,064	25,435
Currency translation and other adjustments	(586)	790
Additions	1,675	3,608
Transfers (1)	(89)	(47)
Transfers to performing book	(9)	(26)
Repayments and disposals	(2,243)	(2,313)
Amounts written-off	(931)	(825)

At end of period	22,881	26,622

Note:
(1)	Transfers between REIL and potential problem loans.

Provision coverage of REIL was 73% at 30 June 2014 (30 June 2013 - 57%).

Notes

6. Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 21.5% (2013 - 23.25%) as follows:
	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Profit/(loss) before tax	817	(333)

Expected tax (charge)/credit	(176)	77
Losses in period where no deferred tax asset recognised	(6)	(56)
Foreign profits taxed at other rates	(29)	(78)
Items not allowed for tax	(23)	(66)
Taxable foreign exchange movements	1	(1)
Losses brought forward and utilised	16	-
Reduction in carrying value of deferred tax asset in respect of losses in US	(76)	-
Adjustments in respect of prior periods	47	(5)

Actual tax charge	(246)	(129)

At 30 June 2014, the Group has recognised a deferred tax asset of £2,050 million (31 December 2013 - £2,253 million) and a deferred tax liability of £3 million (31 December 2013 - £2 million). These include amounts recognised in respect of UK trading losses of £636 million (31 December 2013 - £718 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2014 and concluded that it is recoverable based on future profit projections.

7. Segmental analysis
On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB); a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data has not been restated.

RBS will continue to manage and report RCR separately until disposal or wind-down. Residual unallocated costs will continue to be reported within central items.

As part of its internal reorganisation, RBS has also centralised all services and functions and the related costs are now reallocated to businesses using appropriate drivers.

Notes

7. Segmental analysis (continued)
In addition, a number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions and restructuring costs) have now been allocated to the reportable segments.

Comparatives have been restated accordingly.

Analysis of operating profit/(loss)
	Half year ended
	30 June	30 June
	2014	2013*
	£m	£m

UK Personal & Business Banking	592	518
Ulster Bank	75	(355)

Personal & Business Banking	667	163

Commercial Banking	470	127
Private Banking	163	68

Commercial & Private Banking	633	195

Corporate & Institutional Banking	77	78
Central items	(616)	(584)
RCR	56	n/a
Non-Core	n/a	(424)

Non-statutory basis	817	(572)

Reconciling item:
Gain on redemption of own debt	-	239

Statutory basis	817	(333)

*Restated

Impairment losses/(recoveries)
	Half year ended
	30 June	30 June
	2014	2013*
	£m	£m

UK Personal & Business Banking	104	173
Ulster Bank	57	503

Personal & Business Banking	161	676

Commercial Banking	24	76
Private Banking	-	4

Commercial & Private Banking	24	80

Corporate & Institutional Banking	(1)	(7)
Central items	-	(2)
RCR	(4)	n/a
Non-Core	n/a	463

Total	180	1,210

*Restated

Notes

7. Segmental analysis (continued)

Total revenue
	Half year ended
	30 June 2014			30 June 2013*
	External	Inter	Total	External	Inter	Total
		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,339	3	2,342	2,297	4	2,301
Ulster Bank	438	2	440	582	1	583

Personal & Business Banking	2,777	5	2,782	2,879	5	2,884

Commercial Banking	685	-	685	712	1	713
Private Banking	516	34	550	607	30	637

Commercial & Private Banking	1,201	34	1,235	1,319	31	1,350

Corporate & Institutional Banking	620	63	683	618	65	683
Central items	261	54	315	645	57	702
RCR	189	1	190	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	196	-	196

Non-statutory basis	5,048	157	5,205	5,657	158	5,815

Reconciling items:
Gain on redemption of own debt	-	-	-	239	-	239
Eliminations	-	(157)	(157)	-	(158)	(158)

Statutory basis	5,048	-	5,048	5,896	-	5,896

*Restated

Totals assets and liabilities
	30 June 2014		31 December 2013*
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal & Business Banking	84,038	107,696	81,238	106,867
Ulster Bank	34,007	32,706	37,470	34,805

Personal & Business Banking	118,045	140,402	118,708	141,672

Commercial Banking	37,321	52,712	37,673	58,577
Private Banking	32,740	30,604	33,838	31,692

Commercial & Private Banking	70,061	83,316	71,511	90,269

Corporate & Institutional Banking	129,857	72,391	133,550	69,861
Central items	20,516	30,818	23,927	35,026
RCR	5,438	1,043	n/a	n/a
Non-Core	n/a	n/a	5,764	2,482

Total	343,917	327,970	353,460	339,310

*Restated

Notes

8. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Financial instruments					Non
					Finance	financial
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	leases	assets	Total
30 June 2014	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	2,127			2,127
Loans and advances to banks
- amounts due from holding company and
fellow subsidiaries	13,752	1,995	-	102,966			118,713
- reverse repos	4,783	-	-	156			4,939
- other	-	-	-	7,692			7,692
Loans and advances to customers
- amounts due from fellow subsidiaries	860	-	-	2,803			3,663
- reverse repos	12,668	-	-	-			12,668
- other	175	-	-	161,426	101		161,702
Debt securities	14,925	-	595	774			16,294
Equity shares	28	23	847	-			898
Settlement balances	-	-	-	6,100			6,100
Derivatives
- amounts due from holding company and
fellow subsidiaries	1,792						1,792
- other	1,342						1,342
Intangible assets						879	879
Property, plant and equipment						1,523	1,523
Deferred tax						2,050	2,050
Prepayments, accrued income and other assets	-	-	-	-		1,535	1,535

	50,325	2,018	1,442	284,044	101	5,987	343,917

For the notes to this table refer to page 21.

Notes

8. Financial instruments

	Financial instruments			Non
			Amortised	financial
	HFT (1)	DFV (2)	cost	liabilities	Total
30 June 2014	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	8,441	-	15,356	-	23,797
- repos	6,239	-	-	-	6,239
- other	30	-	4,854	-	4,884
Customer accounts
- amounts due to fellow subsidiaries	7	-	20,180		20,187
- repos	17,667	-	-		17,667
- other	6	4,006	212,344		216,356
Debt securities in issue	-	-	2,053		2,053
Settlement balances	-	-	5,562		5,562
Short positions	11,595	-	-		11,595
Derivatives
- amounts due to holding company and fellow subsidiaries	3,053	-	-		3,053
- other	317	-	-		317
Accruals, deferred income and other liabilities	-	-	636	5,677	6,313
Retirement benefit liabilities	-	-		2,530	2,530
Subordinated liabilities
- amounts due to holding company	-	-	5,658		5,658
- other	-	-	1,759		1,759

	47,355	4,006	268,402	8,207	327,970

Equity					15,947

					343,917

For the notes to this table refer to page 21.

Notes

8. Financial instruments (continued)

	Financial instruments					Non
					Finance	financial
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	leases	assets	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	2,493			2,493
Loans and advances to banks
- amounts due from holding company and
fellow subsidiaries	14,071	2,299	-	111,114			127,484
- reverse repos	4,066	-	-	231			4,297
- other	-	-	-	5,070			5,070
Loans and advances to customers
- amounts due from fellow subsidiaries	545	-	-	1,422			1,967
- reverse repos	14,199	-	-	-			14,199
- other	216	-	-	160,800	106		161,122
Debt securities	20,044	1,251	383	1,250			22,928
Equity shares	34	2	887	-			923
Settlement balances	-	-	-	3,241			3,241
Derivatives
- amounts due from holding company and
fellow subsidiary	1,931						1,931
- other	1,586						1,586
Intangible assets						797	797
Property, plant and equipment						1,754	1,754
Deferred tax						2,253	2,253
Prepayments, accrued income and other assets	-	-	-	-		1,415	1,415

	56,692	3,552	1,270	285,621	106	6,219	353,460

For the notes to this table refer to the following page.

Notes

8. Financial instruments (continued)

	Financial instruments			Non
			Amortised	financial
	HFT (1)	DFV (2)	cost	liabilities	Total
31 December 2013	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	10,213	-	14,313		24,526
- repos	5,137	-	1,874		7,011
- other	30	-	4,347		4,377
Customer accounts
- amounts due to fellow subsidiaries	34	1,251	20,596		21,881
- repos	28,248	-	-		28,248
- other	42	4,435	213,266		217,743
Debt securities in issue	-	-	2,111		2,111
Settlement balances	-	-	4,027		4,027
Short positions	8,254	-			8,254
Derivatives
- amounts due to holding company and fellow subsidiaries	3,526	-			3,526
- other	552	-			552
Accruals, deferred income and other liabilities	-	-	635	5,915	6,550
Retirement benefit liabilities				2,976	2,976
Subordinated liabilities
- amounts due to holding company	-	-	5,700		5,700
- other	-	-	1,828		1,828

	56,036	5,686	268,697	8,891	339,310

Equity					14,150

					353,460

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes

8. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Commentary on the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2013 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2014.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3.

	Level 1	Level 2	Level 3 (1)	Total
30 June 2014	£bn	£bn	£bn	£bn

Assets
Loans and advances to banks	-	20.5	-	20.5
Loans and advances to customers	-	13.6	0.1	13.7
Debt securities	8.4	7.1	-	15.5
Equity shares	-	0.1	0.8	0.9
Derivatives	-	3.1	0.1	3.2

	8.4	44.4	1.0	53.8

Proportion	15.6%	82.5%	1.9%	100.0%

Liabilities
Deposits by banks and customers	-	36.4	-	36.4
Short positions	10.7	0.9	-	11.6
Derivatives	-	3.4	-	3.4
Subordinated liabilities	-	-	-	-

	10.7	40.7	-	51.4

Proportion	20.8%	79.2%	-	100.0%

31 December 2013

Assets
Loans and advances to banks	-	20.4	-	20.4
Loans and advances to customers	-	15.0	-	15.0
Debt securities	10.7	11.0	-	21.7
Equity shares	-	-	0.9	0.9
Derivatives	-	3.4	0.1	3.5

	10.7	49.8	1.0	61.5

Proportion	17.4%	81.0%	1.6%	100.0%

Liabilities
Deposits by banks and customers	-	49.4	-	49.4
Short positions	7.5	0.7	-	8.2
Derivatives	0.1	4.0	-	4.1

	7.6	54.1	-	61.7

Proportion	12.3%	87.7%	-	100.0%

Note:
(1)
Level 3 balances at 30 June 2014 were not material, except for equity shares of £0.8 billion (2013 - £0.9 billion) principally comprising investments in fellow subsidiaries. Sensitivity due to reasonably possible changes to valuations is not applicable to these investments given the valuation approach.

Notes

8. Financial instruments (continued)
											Amounts recorded in the
		Amounts recorded in the				Purchases	Settlements	Sales	Foreign		income statement in respect
	At 1 January	Income		Level 3 transfers					exchange	At 30 June	of balances at period end
	2014	statement (1)	SOCI (2)	In	Out				and other	2014	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances	50	2	-	-	-	15	(3)	(5)	(2)	57	(2)	1
Debt securities	17	3	-	2	(3)	112	(10)	(70)	(1)	50	(14)	6
Equity shares	18	(1)	-	-	-	25	-	(4)	(1)	37	(2)	1
Derivatives	79	(18)	-	-	-	11	-	(4)	-	68	(8)	-

FVTPL assets	164	(14)	-	2	(3)	163	(13)	(83)	(4)	212	(26)	8

Available-for-sale (AFS)
Debt securities	-	-	-	-	-	-	-	-	-	-	-	-
Equity shares	845	-	(7)	-	-	-	(24)	(1)	(6)	807	-	-

AFS assets	845	-	(7)	-	-	-	(24)	(1)	(6)	807	-	-

	1,009	(14)	(7)	2	(3)	163	(37)	(84)	(10)	1,019	(26)	8

Of which ABS:
- FVTPL	15	4	-	-	(3)	110	(10)	(67)	(1)	48	(12)	6
- AFS	-	-	-	-	-	-	-	-	-	-	-	-

Liabilities
Short positions	3	2	-	-	-	1	-	(4)	-	2	(1)	-
Derivatives	26	(9)	-	-	-	4	-	-	-	21	(1)	-

	29	(7)	-	-	-	5	-	(4)	-	23	(2)	-

Net (losses)/gains		(7)	(7)								(24)	8

Notes:
(1)
Net losses on HFT instruments of £7 million (31 December 2013 - £50 million) were recorded in income from trading activities. No losses or gains on other instruments (31 December 2013 - £1 million gain) were recorded in other operating income and interest income as appropriate.

(2)	Statement of comprehensive income.
(3)	Fair value through profit or loss. Comprises held-for-trading predominantly and designated at fair value through profit or loss.
(4)	There were no significant transfers between level 1 and level 2.

Notes

8. Financial instruments: Valuation hierarchy (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2014		31 December 2013
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	109.5	109.5	115.2	115.2
Loans and advances to customers	164.3	157.5	162.3	154.8
Debt securities	0.8	0.7	1.2	1.2

Financial liabilities
Deposits by banks	19.8	19.8	19.8	19.8
Customer accounts	94.3	94.0	87.5	87.7
Debt securities in issue	2.1	1.9	2.1	1.8
Subordinated liabilities	7.4	7.6	7.5	7.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, customer demand deposits and notes in circulation. These are excluded from the table above.

9. Contingent liabilities and commitments
	30 June	31 December
	2014	2013
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	1,902	2,172
Other	1,236	1,422

	3,138	3,594

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	49,525	49,761
Other	81	89

	49,606	49,850

Contingent liabilities and commitments	52,744	53,444

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes

10. Litigation, investigations and reviews
Arising out of their normal business operations, NatWest and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 30 June 2014 (see Note 3). The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

Notes

10. Litigation, investigations and reviews (continued)
A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014.  A decision in respect of the appeal is awaited.

Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the RBS Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order. There are likely to be further case management conferences which, in due course, will lead to a trial date being set.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$64 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies remain as defendants in more than 40 lawsuits and arbitrations brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are two cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10 billion were outstanding at 30 June 2014 with cumulative losses of approximately US$1.03 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing.

Notes

10. Litigation, investigations and reviews (continued)
The other remaining FHFA lawsuit that involves the RBS Group (in which the primary defendant is Nomura) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. This case is part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. for US$99.5 million. This amount is fully provided for.

Other MBS lawsuits against RBS Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation, the latter of which has been settled in principle subject to documentation and court approval. A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to court approval. There is a provision that fully covers this settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against RBS Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases. On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs’ claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

Notes

10. Litigation, investigations and reviews (continued)

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.  Discovery is stayed. Over 35 other USD LIBOR-related actions involving the RBS Group have been stayed pending further order from the Court.  On 30 June 2014, the U.S. Supreme Court announced that it would consider an appeal by plaintiffs whose claims have been dismissed in their entirety to decide whether those plaintiffs have the procedural right to appeal the dismissals to the U.S. Court of Appeals for the Second Circuit on an interlocutory basis instead of waiting until there is a final judgment in the coordinated proceeding.

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under ‘Investigations and reviews’ on page 29.

FX antitrust litigation
Certain members of the RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs and two similar complaints on behalf of non-U.S. plaintiffs in Norway and South Korea. The three cases are all pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.  On 30 May 2014, the defendants filed motions to dismiss the complaints in these actions.

Notes

10. Litigation, investigations and reviews (continued)

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable regulatory, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange trading
On 6 February 2013, the RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring it to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. Since such date, RBS Securities Japan Limited has been taking steps to address the issues raised in compliance with that order.

Notes

10. Litigation, investigations and reviews (continued)
In June 2013, RBS plc was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS plc was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to comply with certain directives set by MAS with oversight by an independent reviewer, including instituting proper benchmark rate governance, providing training and ensuring robust surveillance systems and proper management of conflicts of interest. RBS plc complied with all directives to the satisfaction of MAS and the statutory reserves amount has been repaid by MAS.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking (EU) with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. undertake in the EU to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS plc’s and RBS N.V.’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the EU, RBS plc and RBS N.V. also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading and sales activities apparently involving multiple financial institutions. The RBS Group has received enquiries from certain of these authorities including the FCA. The RBS Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading and sales activity. It is not possible to estimate reliably what effect the outcome of these investigations, any regulatory findings and any related developments may have on the RBS Group, including the timing and amount of fines or settlements, which may be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Notes

10. Litigation, investigations and reviews (continued)

Technology incident in June 2012
On 19 June 2012, the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The RBS Group agreed to reimburse customers for any loss suffered as a result of the incident and the RBS Group made a provision of £175 million in 2012.

The incident, the RBS Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving any redress, and the FCA is overseeing this.

As part of the redress exercise, the RBS Group undertook to provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the RBS Group was required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 are entitled to approach the RBS Group and request a review. The RBS Group has reached agreement with the independent reviewer in relation to redress outcomes for almost all in scope customers. The RBS Group and the independent reviewer are now focused on completing the few remaining review outcomes, as well as assessing ancillary issues such as consequential loss claims.

Notes

10. Litigation, investigations and reviews (continued)
In addition to the redress exercise that is being overseen by the FCA, the RBS Group is also dealing with a large number of active litigation claims by customers who are also being considered under the FCA redress programme as well as customers who are outside of scope for the review due to their sophistication. The RBS Group is encouraging those customers that are eligible, to seek redress under the FCA scheme. To the extent that claims are brought, the RBS Group believes it has strong grounds for defending these claims.

The RBS Group is voluntarily undertaking a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to relevant customers of RBS International. Current expectations are that these will be completed by 31 December 2014.

The Group has made provisions in relation to all of the above totalling £854 million to date for this matter, including £89 million in the six months ended 30 June 2014, of which £372 million had been utilised at 30 June 2014.

FSA mystery shopping review
On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the Financial Planning channel of the Personal and Business Banking division of the RBS Group, which includes RBS plc and National Westminster Bank Plc, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to monitor such exercise. Alongside this review, the Personal and Business Banking business of the RBS Group is also carrying out self-initiated reviews of certain parts of its advice back book and discussions are taking place with the FCA in relation to a remediation exercise for a specific customer segment who may have been mis-sold a structured product.

Card Protection Plan Limited
On 22 August 2013, the FCA announced that Card Protection Plan Limited (CPP) and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims.  Claims that have been submitted to date are currently being processed and payments are now being made. Save for exceptional cases, all claims must be submitted before 31 August 2014. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Notes

10. Litigation, investigations and reviews (continued)

Tomlinson Report
On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the RBS Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The RBS Group is fully cooperating with the FCA in its investigation.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group’s Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, has been commenced in the Republic of Ireland. The RBS Group’s current expectation is that this review will be completed by 30 September 2014.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the RBS Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the RBS Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General’s (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard’s appeal. The Court’s decision is currently expected on 11 September 2014. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

Notes

10. Litigation, investigations and reviews (continued)
In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it did not expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced an escalation of its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies had been made to banks and to the Financial Ombudsman Service (FOS) and many of these were being upheld by the FOS against the banks.

Notes

10. Litigation, investigations and reviews (continued)
The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes has been under way since 2011. The Group has made provisions totalling £1.8 billion to date for this matter, including £88 million in the six months ended 30 June 2014, of which £1.5 billion had been utilised at 30 June 2014.

Retail banking – EC
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

UK personal current accounts / retail banking
In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Notes

10. Litigation, investigations and reviews (continued)
Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium sized enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the successor body to the OFT and CC, the Competition & Markets Authority (CMA), announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT’s 2013 PCA review.  On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs is now subject to a consultation period which runs until 17 September 2014. Following this period of consultation the CMA will make its final decision on a MIR in late autumn 2014. Should the CMA decide to proceed with a MIR this would result in a wide-ranging 18-24 month Phase 2 inquiry. At this stage it is not possible to estimate potential impacts on the Group.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has provisionally decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA is consulting on both the provisional decision and its provisional conclusion that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by the RBS Group, Barclays, HSBC and Lloyds. The CMA is also consulting on whether a review is required of the previous undertakings given following the CC’s investigation into SME banking in 2002 and has asked for comments on whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on the Group.

Notes

10. Litigation, investigations and reviews (continued)

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review is an exploratory exercise and will focus primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It will commence with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA intends to publish a feedback statement later in 2014 and any market study is expected to be launched in early 2015.

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC’s antitrust investigation into the CDS information market. The RBS Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC’s ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including among others various members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the RBS Group announced that it had settled with the US Securities and Exchange Commission (‘the SEC’) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The RBS Group co-operated fully with the SEC throughout the investigation.

Notes

10. Litigation, investigations and reviews (continued)
In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

US mortgages - loan repurchase matters
The RBS Group’s Corporate & Institutional Banking (CIB) business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2014, CIB received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

The RBS Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Notes

10. Litigation, investigations and reviews (continued)

Governance and risk management consent order
On 27 July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the RBS Group’s U.S. operations,
●	a plan to oversee compliance by the RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

10. Litigation, investigations and reviews (continued)

US dollar processing consent order
The RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 RBSG and RBS plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, RBS plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within RBS plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the RBS Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions.  In the Order (which is publicly available), the RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Sixty days after the programme submitted to the Federal Reserve Bank of Boston (Reserve Bank) is approved, the RBS Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The RBS Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the RBS Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against RBS plc.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts.  The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Notes

10. Litigation, investigations and reviews (continued)
Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd’s review were presented to the DOJ in June 2014. The DOJ has extended, until 31 July 2014, the deadline for Programme participants to complete the collection of evidence of the tax status of their US related account holders. The DOJ has also extended, until 15 September 2014, the deadline to collect evidence of those US related account holders also participating in an offshore voluntary disclosure programme.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the RBS Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress will be offered in appropriate cases. A provision has been taken to cover any potential liability arising from this review.

Other regulatory investigations
On 27 August 2014 the FCA announced that it had fined the RBS Group £14.47 million in relation to an investigation into advised mortgage sales made by RBS plc and NatWest in the period June 2011 to March 2013 inclusive.

11. Other developments

Board changes
On 27 February 2014, RBS announced that Philip Scott, a non-executive director, will step down from the Board by 31 October 2014.

Morten Friis was appointed as a non-executive director with effect from 10 April 2014.

Anthony Di Iorio, a non-executive director, stepped down from the Board on 26 March 2014.

Nathan Bostock ceased to be Group Finance Director on 19 May 2014 and stepped down from the Board on 28 May 2014.

Ewen Stevenson was appointed as an executive director and RBS Chief Financial Officer with effect from 19 May 2014.

Notes

11. Other developments (continued)

Cap on variable remuneration
The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulation Authority, imposes a 1:1 cap on the ratio of variable remuneration to fixed remuneration; however, with shareholder approval it is possible to award variable remuneration up to 200% of fixed remuneration (a 2:1 ratio).

EU financial transaction tax
On 30 April 2014, the European Court rejected a challenge from the UK Government of the initial proposal for the EU financial transaction tax on procedural grounds. A further challenge on substantive grounds may follow, depending on the nature of any subsequent Directive enacted in the future. RBS continues to monitor developments.

Rating agencies

Moody’s Investors Service
On 13 March 2014, Moody’s Investors Service (‘Moody’s’) lowered its credit ratings of RBSG and certain subsidiaries by one notch. The long term ratings of RBSG were lowered to ‘Baa2’ from ‘Baa1’ whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to ‘Baa1’ from ‘A3’. Short term ratings were affirmed as unchanged. Post the review, a negative ratings outlook was assigned.

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were also impacted by the rating action on RBSG. The long term and short term ratings of these entities were lowered by one notch to ‘Baa3’ (long term)/’P-3’ (short term) from ‘Baa2’/’P-2’. A negative outlook was assigned to ratings, in line with the ratings outlook on RBSG.

Moody’s rating actions were prompted by its concerns over the execution risks relating to the effective roll-out of the RBS Group’s strategic plans, its concerns over the impact of restructuring costs on profitability and its concern that the RBS Group’s capitalisation is vulnerable to short-term shocks. Despite these short to medium term concerns, Moody’s expects RBS Group’s capitalisation to improve in the medium to long term as the recovery plan is progressed. The agency also considers that, if executed according to plan, the intended restructuring will ultimately be positive for creditors as it will deliver a more efficient UK-focused bank with lower risk operations.

Notes

11. Other developments (continued)

Rating agencies (continued)

Fitch Ratings
On 24 July 2014 Fitch Ratings (‘Fitch’) affirmed as unchanged the long term ratings of RBSG and subsidiaries, RBS plc and National Westminster Bank Plc, retaining the rating outlooks of these entities at negative.

On 25 July 2014 Fitch affirmed the ratings of Ulster Bank Ltd. At the same time, the long-term rating of Ulster Bank Ireland Ltd was revised down one notch to ‘BBB+’ from ‘A-‘ and the short-term rating was revised to ‘F2’ from ‘F1’. The outlooks on the ratings of both Ulster Bank Ltd and Ulster Bank Ireland Ltd remain negative.

The decision to downgrade the rating of Ulster Bank Ireland Ltd was based on the view that this entity’s role within RBS Group may become less important over the next three to five years. Fitch also believe that the potential for disposal of Ulster Bank Ireland Ltd is higher than that of Ulster Bank Ltd, a Northern Irish business. These opinions caused Fitch to reduce the amount of support uplift in the ratings of Ulster Bank Ireland Ltd by one notch.

Standard & Poor’s
During the quarter, Standard & Poor’s affirmed as unchanged its ratings on RBSG and notable subsidiaries. Negative rating outlooks were maintained.

Current RBSG and subsidiary ratings are shown in the table below:

	Moody’s		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

RBSG	Baa2	P-2	BBB+	A-2	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

National Westminster Bank Plc	Baa1	P-2	A-	A-2	A	F1

Ulster Bank Ireland Ltd	Baa3	P-3	BBB+	A-2	BBB+	F2

Ulster Bank Ltd	Baa3	P-3	BBB+	A-2	A-	F1

Notes

12. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2013 are included in the 2013 Annual Report and Accounts.

13. Date of approval
The interim results for the half year ended 30 June 2014 were approved by the Board of directors on 28 August 2014.

14. Post balance sheet events
There have been no significant events between 30 June 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc (“the Company”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2014 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related Notes 1 to 14 (the “condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to National Westminster Bank Plc

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2014 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
28 August 2014

Risk factors

Set out below is a summary of the principal risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet management section on pages 17 to 145 of the 2013 Annual Report and Accounts (2013 R&A). NatWest is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to the Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2013 R&A on pages 263 to 277.

●
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group’s businesses.

●
RBS Group is implementing a new strategic plan and direction which will result in a significant downsizing and simplifying of the RBS Group involving an extensive   disposal, restructuring and balance sheet reduction programme, replacing the previous divisional structure with three customer franchises and the creation of RBS Capital Resolution in the fourth quarter of 2013 to manage the run-down of problem assets with the clear aspiration of removing such assets from the balance sheet by the end of 2016. A number of the Group’s assets were transferred into RBS Capital Resolution. The level of structural change required to implement RBS Group’s strategic plan, together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational and people risks for the Group. There is no assurance that the RBS Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated, or at all, which may adversely affect the Group’s business, results of operations, financial condition, capital ratios and liquidity.

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions and increased competition, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the Group’s businesses. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have been and will continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

●
The RBS Group and the Group are subject to substantial regulation and oversight, and any further significant regulatory or legal developments such as that which has occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of bank activities could result in additional costs and increased operational risks, which may impact product offerings and the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

Risk factors

●
The RBS Group’s ability to implement its strategy and its future success depends on its ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the RBS Group Board, or other key employees, and it may suffer if it does not maintain good employee relations. The RBS Group’s changing strategy has led to the departure of many talented staff. Following the implementation of CRD IV and the UKFI’s views on variable compensation, there is now a restriction on the Group’s ability to pay individual bonuses greater than salary, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the RBS Group’s strategy and regulatory commitments, which may adversely affect the Group’s business.

●
The RBS Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve’s new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and the Resolution and Recovery Directive.

●
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost due to increased regulatory constraints, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings which would be likely to be negatively impacted by political events, such as an affirmative outcome of the referendum for the independence of Scotland.

●
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or proposed changes of the US Federal Reserve with respect to the Group’s US operations. RBS Group’s ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the RBS Group in part through the sale of Citizens Financial Group, Inc.

●
The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013, the Group is expected to continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

●	Operational and reputational risks are inherent in the Group’s businesses, and heightened as a result of the implementation of the new strategic plan.

Risk factors

●
The Group is highly dependent on its information technology systems, which are currently subject to significant investment and rationalisation as part of the Group’s new strategic plan and associated transformation programme. The Group has been and will continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information, and combined with other failures of the Group’s information technology systems, hinder its ability to service its clients which could result in long-term damage to the Group’s business and brand.

●
RBSG, or any of its UK bank subsidiaries, including NatWest, may face the risk of full nationalisation or other resolution procedures, including recapitalisation of RBSG or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. These various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group’s businesses.

●
As a result of the UK Government’s majority shareholding in RBSG, it is able to exercise a significant degree of influence over the RBS Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and / or limiting the RBS Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

●
The actual or perceived failure or worsening credit of the RBS Group’s counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The RBS Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme), either of which, independently or in conjunction with additional or increased contribution requirements may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

28 August 2014

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

Forward looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the RBS Group’s and the Group’s restructuring and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global and UK economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the RBS Group’s structure, rationalisation of and investment in its IT systems, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the Group’s reliance on the RBS Group; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the RBS Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the reliability and resilience of its IT system, the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the RBS Group; reputational risk; the conversion of the B Shares issued by RBS Group in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the RBS Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2013 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  29 August 2014

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary